S

20010604

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-70077

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nordea Markets LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1211 Avenue of the Americas
(No. and Street)

New York	New York	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kraen Holm-Joergensen, 212 318 9625
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

SEC Mail Processing Section MAR 02 2020 Washington DC 416

4 Times Square	New York	New York	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Kraen Holm-Joergensen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nordea Markets LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

~~none~~

CHRISTOPHER G. SPITLER
Notary Public, State of New York
No. 02SP6358463
Qualified in New York County
Commission Expires 05/08/2021

Signature

FinOp
Title

2/28/2020
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Nordea

Financial Statement Pursuant to Rule 17a-5
under the Securities Exchange Act of 1934

December 31, 2019

(Public)

Nordea Markets LLC

Nordea

Nordea Markets LLC
(a 100% owned subsidiary of Nordea Markets Holding Company)

SUMMARY OF CONTENTS

1. Officer Certification and Oath or Affirmation
2. Report of Independent Registered Public Accounting Firm
3. Statement of Financial Condition as of December 31, 2019
4. Notes to Financial Statement

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Member of Nordea Markets LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Nordea Markets LLC (the Company) as of December 31, 2019, and the related notes to the financial statement (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2019.

New York, New York
February 27, 2020

Nordea

Nordea Markets LLC

STATEMENT OF FINANCIAL CONDITION

Nordea Markets LLC	As of December 31, 2019
ASSETS	
Cash and Cash Equivalents	
Cash	5,000,000
Cash - Money Market	17,981,888
Total Cash and Cash Equivalents	22,981,888
Other Assets	
Account Receivable	12,450
Total Other Assets	12,450
TOTAL ASSETS	**22,994,338**
LIABILITIES & MEMBER'S EQUITY	
Liabilities	
Accounts Payable	1,318
Total Liabilities	1,318
Member's Equity	22,993,020
TOTAL LIABILITIES & MEMBER'S EQUITY	**22,994,338**

See accompanying notes to financial statement.

NOTES TO FINANCIAL STATEMENTS
December 31, 2019

A. Organization

Nordea Markets LLC (NML) is a wholly owned subsidiary of Nordea Markets Holding Company, whose ultimate parent is Nordea Bank Abp (the Parent), a company domiciled in Finland. NML, the Company, is a registered broker-dealer in the United States of America under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

The Company acts as a chaperoning broker-dealer pursuant to Rule 15a-6 for institutional and corporate customers in certain foreign bond and securities offerings as well as M&A activities.

NML executes and clears all of these foreign trades through the Parent. The trades are settled on a delivery versus payment basis. The Parent's commission is collected and reflected in the books of the Parent.

NML's revenue is based upon a gross up of expenses by 10% and any return on NML's equity.

B. Cash and Cash Equivalents

NML considers its holdings in money markets accounts and overnight investments as cash equivalents. NML considers all highly liquid instruments with original maturities of three months or less to be cash equivalents.

Cash held by financial institutions which exceeds the Federal Deposit Insurance Corporation (FDIC) limits exposes the Company to concentration of credit risk. Balances throughout the year usually exceed the maximum coverage provided by the FDIC on insured depositor accounts.

C. Accounting estimates and assumptions

NML conforms to the Parent's fiscal year end of December 31. The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires NML to make certain estimates and assumptions that affect the amounts reported in the financial statements. Management believes that the estimates utilized in preparing the financial statements are reasonable. Actual results could differ from these estimates.

NOTES TO FINANCIAL STATEMENTS
December 31, 2019

D. Receivables
NML does not currently have accounts payable to or receivable from broker dealers. The receivable relates to accrued interest of $12,450, which was credited to the bank account on January 2, 2020.

E. Property and Equipment
NML has no property nor does NML own any equipment.

F. Revenue Recognition
Income money market investment is taken to income in the month it is earned.

NML recognizes revenues in the period earned, when evidence of an arrangement exists, the service has been provided, the amount is determinable and collectability is reasonably assured.

G. New Accounting Pronouncements
In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The standard's main goal is to improve financial reporting by requiring earlier recognition of credit losses on financing receivables and other financial assets in scope. Topic 326 is effective for fiscal years beginning after December 31, 2019. NML is currently evaluating the impact of the new pronouncement.

H. Fair Value of Financial Instruments
Assets and Liabilities are measured at fair value according to standard fair value requirements under ASC 820.

ASC 820 defines fair value, establishes a framework for measuring fair value and provides a fair value hierarchy. Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

NOTES TO FINANCIAL STATEMENTS
December 31, 2019

Fair value hierarchy consists of three levels:

- Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities that can be accessed on measurement date.
- Level 2 inputs are either directly or indirectly observable inputs other than quoted prices in Level 1. Those include quoted prices for similar assets or liabilities in active markets, or quoted prices on similar or identical assets and liabilities in non-active markets, or inputs that are derived principally from observable market data.
- Level 3 inputs are unobservable inputs for the asset or liability and are used to the extend that observable inputs are not available on measurement date.

The only financial instrument NML held at December 31, 2019 is an investment in Blackrock Liquidity Treasury Trust Fund, which is held at the Bank of America. NML treats this investment as a cash equivalent since 100% of the Fund's total assets are in cash and highly liquid short-term U.S. Treasury obligations, such as U.S. Treasury bills and notes. NML's investment is a Level 1 investment.

I. Income Taxes

No provisions for federal, state or local income taxes has been made in the accompanying financial statement since such liabilities, if any, are the responsibility of the Parent.

NML will file its first income tax return in 2020 for the 2019 fiscal year to the U.S. Federal and various state and local jurisdictions as a flow through entity of the Parent.

NML follows an asset and liability approach to financial accounting and reporting for income taxes. Currently NML has no deferred taxes. NML believes that it has no uncertain tax positions under ASC 740, Income Taxes, and accordingly, no liability has been recorded.

J. Related Party Transactions

NML has a Transfer Pricing Agreement with its Parent regarding cost reimbursement. Expenses incurred by NML are marked up by 10% and reimbursed to NML.

NML also has a Transfer Pricing Agreement with the Parent Company's New York branch for sharing administrative expenses, with whom it also shares office space.

L. Commitments, Contingencies and Guarantees

To the best of our knowledge, NML does not currently have liabilities for contingencies where there is an exposure that, if fully analyzed, would indicate that it would be both probable that a liability has been incurred and the amount of loss could be reasonably estimated.

NOTES TO FINANCIAL STATEMENTS
December 31, 2019

M. Net capital requirements

As a registered broker-dealer, NML is subject to the requirements of the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. As a member firm of FINRA, NML is subject to FINRA's capital requirements, which are substantially the same as Rule 15c3-1. Under the Rule, NML is required to maintain a minimum net capital, as defined, equal to USD 250,000.

USD	December 31, 2019
Net Capital	22,476,556
Less required Net Capital	250,000
Excess Net Capital	22,226,556

Subsequent events

NML has evaluated subsequent events through February 27, 2020. No material events were identified that would require recognition or disclosure in the financial statements.